

Accelerate3D, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Accelerate3D, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 19, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	275	40,673
Accounts Receivable	-	1,803
Inventory	-	-
Total Current Assets	275	42,476
Non-current Assets		
Intangible Assets: Patents, net of Accumulated Depreciation	18,556	17,884
Total Non-Current Assets	18,556	17,884
TOTAL ASSETS	18,830	60,360
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Convertible Notes	100,000	-
Total Current Liabilities	100,000	-
Long-term Liabilities		
Convertible Notes	-	100,000
Accrued Interest on Convertible Notes	7,274	2,260
Total Long-Term Liabilities	7,274	102,260
TOTAL LIABILITIES	107,274	102,260
EQUITY		
Common Stock	537	537
Additional Paid in Capital	20,871	19,970
Accumulated Deficit	(109,852)	(62,407)
Total Equity	(88,444)	(41,900)
TOTAL LIABILITIES AND EQUITY	18,830	60,360

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	1,931	1,903
Cost of Sales	949	2,661
Gross Profit	982	(758)
Operating Expenses		
Advertising and Marketing	2,300	5,192
General and Administrative	12,696	13,488
Research and Development	29,957	26,872
Rent and Lease	460	13,338
Total Operating Expenses	45,414	58,889
Operating Income	(44,432)	(59,647)
Other Income	2,000	-
Interest Expense	5,014	2,260
Provision for Income Tax	-	-
Net Income	(47,445)	(61,907)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(47,445)	(61,907)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest on Convertible Notes	5,014	2,260
Accounts Receivable	1,803	(1,803)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,816	458
Net Cash provided by Operating Activities	(40,629)	(61,449)
INVESTING ACTIVITIES		
Patents	(670)	(17,885)
Net Cash provided by Investing Activities	(670)	(17,885)
FINANCING ACTIVITIES		
Issuance of Common Stock	901	20,008
Convertible Notes	-	100,000
Net Cash provided by Financing Activities	901	120,008
Cash at the beginning of period	40,673	(0)
Net Cash increase (decrease) for period	(40,398)	40,673
Cash at end of period	275	40,673

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	5,000,000	500	-	(500)	-
Issuance of Common Stock	373,181	37	19,970	-	20,008
Additional Paid in Capital	-	-	-	-	-
Net Loss	-		-	(61,907)	(61,907)
Ending Balance 12/31/2019	5,373,181	537	19,970	(62,407)	(41,900)
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	901	-	901
Net Loss	-		-	(47,445)	(47,445)
Ending Balance 12/31/2020	5,373,181	537	20,871	(109,852)	(88,444)

Accelerate3D, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Accelerat3D, Inc ("the Company") was formed in Texas on January 8th, 2018. The Company earns revenue through 3D printing services for both prototype and production-scale work creating final use parts and components. Future plans include the development of a nationwide network of micro factories to provide local production to reduce shipping time and costs for its customers.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

Revenue is recognized when earned, which generally occurs upon the shipment of sold goods to the customer.

Intangible Assets

Intangible assets consist of costs associated with patent applications. The Company has a United States patent pending application for the Apparatuses and Methods for Fabricating Parts on a Multi Gantry Machine During Additive Manufacturing. Costs related to patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method. Costs related to patents pending are assessed for impairment by management on an annual basis. Cost related to patents pending are deemed impaired upon the rejection of the patent application, or when management believes that the patent is unlikely to be awarded.

The patent has since been granted as of the date the financials were available to be issued.

As of December 31, 2020 and 2019, no impairment of the patents pending was deemed necessary by management.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

ASC 718 requires generally that all equity awards be accounted for at their "fair value." This fair value is measured on the grant date for stock-settled awards, and at subsequent exercise or settlement for cash-settled awards. Fair value is equal to the underlying value of the stock for "full-value" awards such as restricted stock and performance shares, and is estimated using an option-pricing model with traditional inputs for "appreciation" awards such as stock options and stock appreciation rights.

On January 10, 2019, the Company approved its 2019 Equity Incentive Plan (the "Plan") which authorized the reserve of 500,000 shares of the Company's common stock. The Plan is administered by the board of directors. Under the Plan, the board of directors is authorized to grant awards to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote success of the Company's business. The Plan provides for the issuance of incentive stock options ("ISO's"), nonstatutory stock options ("NSO's"), stock appreciation rights ("SAR's"), restricted stock, and restricted stock units ("RSU's"). As of December 31, 2020, there were 186,372 shares of common stock available for issuance under the Plan.
During the years ended December 31, 2020 and 2019, the Company granted 24,378 and 289,250 stock option to non-employees for future services. The Company measures nonemployee share-based payment equity awards at the grant-date fair value.

The options are exercisable over a ten-year term and vest over periods ranging from one year to four years. The Company recorded $4,490 and $0 during the years ended December 31, 2020 and 2019, respectively, as compensation expense pertaining to these grants.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. In July 2019, the Company issued two $50,000 convertible promissory notes bearing simple interest at a rate of 5% per annum. The outstanding principal amount of the Note is due and payable upon demand of the Holders on or after July 19th, 2021. Before July 19th, 2021, noteholders will have the right to convert their Notes only upon the occurrence of certain events. After July 19th, 2021, noteholders may convert their Notes at any time at their election into shares of the Company's common stock at a conversion price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the election date calculated on a fully diluted basis. As of December 31, 2020 and 2019, the Company recorded interest expense related to these notes of $5,013 and $2,260, respectively.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	100,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total	100,000

NOTE 6 – EQUITY

The Company has issued 373,181 of common shares with a par value of $0.0001 per share in 2019. 5,373,181 shares were outstanding as of December 2020.

Warrants

On January 10th, 2018, the Company issued a warrant to purchase shares which grants the holder a 4% equity interest in the Company upon the occurrence of its first qualified equity financing. The first qualified equity financing is defined as a transaction or series of transactions in which the Company issues or sells capital stock with the purpose of raising money of at least $100,000, or a Startup Program Financing.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 19, 2021, the date these financial statements were available to be issued.

In January 2021, the Company entered into a convertible promissory note in the amount of $20,000 with an interest rate of 5%. The note has an expiration date of January 28, 2023 and gives the holder various conversion options for either preferred or common stock depending on the investor's election or the occurrence of certain events.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.